SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                INFORMATION TO BE
                             INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

         DIGITAL PRIVACY, INC.
------------------------------
         (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    87943E106
                                 (CUSIP Number)

                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

December 30, 1999
(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87943E106        13D      Page 2 of 5 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Investcor LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                            WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
------------------------------------------------------------------
                                    Delaware

7.       SOLE VOTING POWER
                                     529,006

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                     529,006

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     529,006

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      14.6%

14.      TYPE OF REPORTING PERSON*
                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 5 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value (the "Common Stock"), of Digital Privacy, Inc., a Delaware corporation formerly called Telepad Corporation (the "Company"). The address of the principal executive office of the Company is 4820 Minnetonka Blvd., Suite 410, St. Louis Park, MN 55416.

Item 2.  Identity and Background

         This statement is filed on behalf of Investcor LLC, formed as a Delaware Limited Liability Company with its principal address at 1550 54th Street, Brooklyn, NY 11219 (the "Reporting Person").

         Neither the Reporting Person nor any of its members were convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or other Consideration
         -------------------------------------------------

         Funds used by the Reporting Person consisted of its working capital which was capital contributions provided by certain of its members using personal funds. The Reporting Person has invested an aggregate of $185,240 in the Company.

Item 4.  Purpose of Transaction

         The Reporting Person has none of the plans referred to in Items 4(a)-4(j) of Schedule 13D.

                                                      Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The Reporting Person owns 495,445 shares of Common Stock and 3,524 of Series A Preferred Stock convertible into Common Stock pursuant to a formula which as of today would be at a rate of $1.05 or 33,561.90 shares subject to adjustment (representing approximately 14.5%, assuming conversion at today's rate) which it acquired for an aggregate of $_____________.

         (b) Each member of the Reporting Person has the right to direct voting and disposition with regard to the property purchased with their funds. None of the members are affiliated with the Company, except that one member is the spouse of Stuart Eisenberger, a director of the Company. This spouse controls 495,445 shares of Common Stock and 1,762 shares of Series A Preferred Stock owned by the Reporting Person. Mr. Eisenberger disclaims beneficial ownership of these shares. Mr. Eisenberger is the managing member of the Reporting Person but has no funds invested therein and, therefore, no authority to direct the sale or voting rights with regard to any of the Reporting Person's assets. As a director of the Company, Mr. Eisenberger has 10,0000 options exercisable at $1.05.

         (c) The Reporting Person purchased 1,762 shares of Series A Preferred Stock on December 30, 1999 and on February 4, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
 -------------------------------------------------------------------------------

                                      None.

Item 7.  Material to be Filed as Exhibits

                                      None.

                                                         Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information regarding such signatory set forth in this statement is true, complete and correct.

Dated: February 14, 2000


INVESTCOR LLC



By:/s/Stuart Eisenberger
    Stuart Eisenberger, Managing Member